Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

September 12, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:
Post-Effective Amendment No. 143 to the Registration Statement on Form N-1A of Deutsche Emerging Markets Frontier Fund (formerly DWS Emerging Markets Frontier Fund) (the “Fund”), a series of Deutsche International Fund, Inc. (formerly DWS International Fund, Inc.) (the “Corporation”) (Reg. Nos. 002-14400 / 811-00642)

Dear Ms. Gordon,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on August 1, 2014 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund on June 16, 2014 and currently has an effective date of September 15, 2014.

The Staff’s comments are restated below followed by the Fund’s responses.

1.    Expense Waiver/Reimbursement Arrangements

Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the Fund’s fee table will extend for at least one year from the effective date of the Fund’s Prospectus.

Response: The Fund confirms that the expense waiver/reimbursement arrangements reflected in its fee table will extend for at least one year from the effective date of its Prospectus.

2.    Main Investments

Comment: In the “Main Investments” section in the Fund’s Prospectus, please include additional disclosure that more clearly distinguishes “small emerging markets” from “frontier markets.”

Response: The Fund has added disclosure that is intended to more clearly distinguish “small emerging markets” from “frontier markets.”

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/James M. Wall

James M. Wall
Director & Senior Counsel

cc:           Elizabeth Reza, Ropes & Gray LLP